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                            June 30, 2022

       Kenneth Tindall
       Chief Executive Officer
       Medies
       4 Fall Park Court
       Leeds, West Yorkshire
       LS13 2LP
       United Kingdom

                                                        Re: Medies
                                                            Amendment No. 2 to
Registration Statement on Form S-1
                                                            Filed June 21, 2022
                                                            File No. 333-264308

       Dear Mr. Tindall:

             We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our June 16, 2022 letter.

       Amendment No. 2 to Registration Statement on Form S-1

       Related Party Transaction Policies and Procedures, page 32

   1. We note your response to comment 3 and reissue in part. We note your disclosure that the
                                                        "audit committee" will
review all related party transactions. We also note your disclosure on page 26 that the
company's board of directors has "no nominating, auditing, or compensation
committees." Please reconcile and revise as applicable.
 Kenneth Tindall
FirstName  LastNameKenneth Tindall
Medies
Comapany
June       NameMedies
     30, 2022
June 30,
Page 2 2022 Page 2
FirstName LastName
Financial Statement for the Year Ended February 28, 2022, page F-1

2. We note your revision to our previous comment 4 was to label the header on page F-1, the index to the financial statements, as "restated" and include a footnote that describes the error correction as a "reclassification". Please revise your disclosure to address the following:
             Label the balance sheet, statement of operations, stockholder's deficit and cashflows as restated and include a description of the nature of the error, as required by FASB
              ASC 250-10-50-7.
             Remove your reference to the correction of an error as a "reclassification" and your statement that net income was not affected, which is incorrect.
             Have your auditor revise its report to reference the restatement consistent with paragraph 18e. of PCAOB Auditing Standard 3101.

       You may contact Amy Geddes at 202-551-3304 or Joel Parker at 202-551-3651 if you
have questions regarding comments on the financial statements and related matters. Please contact Jennie Beysolow at 202-551-8108 or Donald Field at 202-551-3680 with any other questions.



                                                              Sincerely,

                                                              Division of
Corporation Finance
                                                              Office of Trade &
Services
cc:      Mont E. Tanner, Esq.